U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
          OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
             OR 12(g) OF THE SECURITIES ACT OF 1934


                     CORAL DEVELOPMENT CORP.

          (Name of Small Business Issuer in Its Charter


     Delaware                                11-3349762

(State or Other Jurisdiction of              (I.R.S. Employer
Incorporation or Organization                Identification No.)

240 Clarkson Avenue, Brooklyn, New York      11226

(Address of Principal Executive Offices)     (Zip Code)

                          (718)469-3132

                   (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:


Title of Each Class                Name of Each Exchange on Which
to be so Registered                Each Class is to be Registered

     None                               None






   Securities to be registered under Section 12(g) of the Act:

                  Common Stock, $.001 par value

                        (Title of Class)

                                  PART I

Item 1.   Description of Business

Business

          Coral Development Corp. ("the Company") was incorporated under the laws of Delaware on November 19, 1996 by Modern Technology Corp (MTC). The Company originally completed a "blind pool/blank check" offer pursuant to Rule 419 by having MTC distribute Company shares as a dividend to MTC shareholders. On July 22, 1998 it signed an agreement with OmniComm Systems, Inc. (OmniComm) whereby the Company and OmniComm would merge and the Company would issue 940,000 shares to the Shareholders of OmniComm in exchange for all their shares (which are all the outstanding shares of OmniComm). Due to time limitations the Rule 419 distribution was not completed. However, the Company, OmniComm and MTC agreed to merge as planned and subsequently to distribute the Coral shares as a dividend to MTC shareholders. As the Company is no longer a "blind pool/blank check" due to the combination with OmniComm, this distribution may be made without compliance with Rule 419 but will be accompanied by this Form 10-SB.

          All references to the description of business will actually be to OmniComm's business to date as Coral has not conducted any business to date other than to organize and seek an acquisition candidate.

Business Overview

          Omnicomm is an information and technology integration company located in Coconut Grove, Florida. The Company provides customized, integrated solutions for its customers' networking needs by combining a comprehensive offering of dynamic web and data base applications with its expertise in designing and configuring networks.

          From date of inception (March 4, 1997) to July 26, 1998, OmniComm Systems, Inc. (formerly known as The Premisys Group, Inc.) was a systems integrator: a provider of services and products designed to build, manage and enhance computer network infrastructures, local and wide area, for businesses.

          On July 26, 1998, the Company, through its wholly owned subsidiary OmniCommerce Systems, Inc. acquired all of the issued and outstanding shares of Education Navigator, Inc. a Florida corporation. OmniCommerce provides the technical and business know how to integrate existing legacy hardware networks and data into applications for e-commerce, extranets, intranets, virtual private networks (VPNs), and private networks.

Industry Overview

          It is axiomatic that the computer has revolutionized how business is conducted. The use of information has grown exponentially with the expanded use of the computer in business. Accordingly, client/server


                                     2
computing has grown dramatically for businesses in recent years as personal computer ("PC"), software, and network technologies have improved and end users have demanded more and easier access to data and applications.

          In conjunction with the dramatic growth of client/server computing, the Internet has made the transmittal and attendant use of information including electronic commerce, both business to business and business to consumer, affordable to even the smallest enterprises. Consequently, the demand for applications to be used within this environment is increasing proportionately. In a recent study completed by the United States Department of Commerce titled "The Emerging Digital Economy" it states that "although still in an embryonic state analysts predict businesses will trade as much as $300 billion annually over the Internet in the next five years". Forrester Research, for example, estimated business to business transactions would grow from $7.8 billion in 1997 to $326 billion in 2002.

          The Company believes many corporations are eager to implement the most advanced technologies in an effort to increase productivity and profitability. However, today's chief information officers are faced with limited resources and the challenge of designing new networks, integrating the latest technologies, migrating to new systems and training new end users. They are seeking assistance in transforming and re-engineering their businesses to take advantage of new technologies. They also recognize these new technologies require infrastructures that need to be developed and managed differently from traditional network systems.

OMNICOMM SYSTEMS, INC.

          OmniComm brings together the two vital components that allow an organization to exchange and use information either to gain a competitive advantage or, quite simply, to make more money: systems integration and electronic commerce (e-commerce) applications.

          OmniComm provides the necessary network structure for an organization to exchange information both internally within the organization and with clients, vendors, or others who are not part of the organization. OmniComm network deployment services include product procurement, configuration, distribution, installation, cabling and connectivity. The Company sources personal computers, mid-range and mainframe computers, and servers, network products, computer peripherals and software to equip the network environment.

          Through its wholly owned subsidiary OmniCommerce, OmniComm provides the technical and business know how to integrate existing legacy hardware networks and data into applications for e-commerce, extranets, intranets, virtual private networks (VPNs), and private networks. OmniComm can establish a seamless and secure connection between the organization and the Internet allowing an organization to conduct its business with clients, vendors, and other business partners over the Internet. Not simply creating a brochure for an organization, but creating a full fledged business conducted over and on the network, principally the Internet, with the


                                     3
capabilities to purchase, order, market and sell. OmniComm becomes the business service provider for the organization. It provides the back end - data base applications and hardware (servers, hosting, and the network) - and the front end - the dynamic web page - of the business.

     Risks Involving Business of the Company

          OmniComm is a relatively newly formed company and faces all the risks inherent in a new business such as, (i) insufficient capital and/or the ability to raise capital, (ii) intense competition from bigger and more established companies, (iii) rapidly changing technology in its markets and
(iv) limited copyright protection.

APPLICATIONS

     TrialMaster TM..

          TrialMaster is a full-featured distributed application that facilitates the collection, verification and management of clinical data via the Internet or Intranets. TrialMaster allows clinical sites and research sponsors to perform data collection and data management via a direct, secure network connection using standard web browser or e-mail software.
TrialMaster automates the entire process of data collection and verification, effectively reducing development and testing time for medical drug and device research projects.

          TrialMaster supports and integrates with all current standard clinical databases ranging from Oracle and Microsoft SQL to Access. This provides for full integration with legacy data and procedures of an Internet based data collection and review system.

     Enterprise E-Commerce

          Enterprise e-commerce allows an enterprise to access and transmit to vendors and client critical pricing and product information where response time is critical to maintaining or gaining a competitive advantage.

          Enterprise e-commerce is a fully integrated Internet business system. The system includes electronic data interchange (EDI), purchase ordering and marketing and full integration with legacy data applications and procedures. The system is developed for a wholesale/retail distributor that has multiple vendors/clients (50-500) and a need to transmit pricing and product information on an immediate basis.

     Retail Site

          On a smaller scale than enterprise e-commerce, but just as robust, OmniComm has developed a full retail site for businesses to establish a complete presence on the Internet. OmniComm's application provides for the use of dynamic web page applications that create a complete "store front" on the Internet.


                                     4
CLIENTS AND REPRESENTATIVE SOLUTIONS

          OmniComm's clients consist of Office Depot, Inc., Associated Grocers, United Interactive Technologies, Inc., Mayor's Jewelers, and Commercial Services International, Inc. During the first six months of 1998, OmniComm derived a significant percentage, 90%, of its business from one client, Commercial Services International, Inc. However, it is expected that this considerable concentration of revenue will lessen over the coming months as the Company incorporates more fully the acquisition of Education Navigator, Inc. and increases its offering of services. Three recent examples of the Company's significant engagements include the following:

Retail.   OmniComm was approached by a retail sales company to provide a complete solution to establishing a centralized retail sales network where the operations were located outside of the United States where the telecommunications infrastructure was inadequate to support the transmittal of data. OmniComm suggested a dedicated point of sale (POS) system networked through dedicated servers platformed on an IBM AS 400. To circumvent the inadequate telecommunications infrastructure the Company suggested and implemented a radio frequency (RF) system to transmit data from approximately 15 retail establishments to a central location, which in turn was transmitted to the United States via a dialup connection.

Wholesale. Education Navigator, Inc., n/k/a OmniCommerce Systems, Inc., was asked by a wholesale food distributor to provide an Internet solution to supplying pricing and product information to approximately 500 affiliated clients on a daily basis.

          The Company provided the client four integrated e-commerce solutions:

     1. Online catalog for their 528 associated clients that allows 7/24 access to pricing and margin data.
     2. Downloadable on demand pricing files to drive the client's point of sale systems.
     3. Internet electronic data interchange (EDI) to facilitate ordering from vendors.
     4. Internet Grocery Stores that enable their associates to operate online virtual stores.

          These applications allow the customer to automate the time critical vendor and customer services of pricing and ordering at a fraction of previous costs. Additionally, the customer will be able to offer all of their clients the ability to sell products online with a full featured, customizable website with pricing and inventory keyed to their normal marketing and advertising promotions. These Internet e-commerce solutions clearly make the customer a leader in providing advanced distribution services, cost savings and state of the art e-commerce solutions to their associated customers.




                                     5
Retail.   Education Navigator, Inc., n/k/a OmniCommerce Systems, Inc., was
asked by a high-end jewelry store chain to develop and maintain a full-fledged storefront for the Internet. The Company maintains a site which provides customers with an on-line catalog including photographs of selected products, a reminder service for special occasions, a shopping basket for purchasing, and electronic marketing automation (EMA) to contact customers concerning special offers and promotions. All of the foregoing is connected to the stores centralized legacy data systems.

EMPLOYEES

     The Company and its wholly owned subsidiary, OmniCommerce Systems, Inc., currently have eight (8) full time employees.

SALES AND MARKETING

          The Company has relied on personal contacts and "word of mouth" advertising for all of its business. The Company expects to put into place a more structured and planned marketing strategy over the next three months. The Company has retained a consulting product manager to market and sell the TrailMaster application.

COMPETITION

          The market for the type of services and applications the Company provides includes a large number of competitors and is subject to rapid change. Primary competitors include participants from a variety of market segments, including systems consulting and implementation firms, application software firms, service groups of computer equipment companies, systems integration companies, general management consulting firms and programming companies. Most of the competitors have significantly greater financial, technical and marketing resources and name recognition that the Company. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition will impose additional financial and pricing pressures on the Company. See "Risk Factors--Competition".

          The Company believes that the most significant competitive factors it faces is a lack of operating history and an attendant perception of a lack of experience in competing in such a changing and competitive environment. The Company believes, however, that its technical expertise, the knowledge and experience of its principals of the industry, quality of service and responsiveness to client needs and speed in delivering solutions will allow it to compete favorably within this environment.

INTELLECTUAL PROPERTY RIGHTS

          Its methodologies and other proprietary intellectual property rights in part, was a cause of OmniComm's acquisition of Education Navigator, Inc. (n/k/a OmniCommerce Systems, Inc). The Company believes that such intellectual property has a value and may be subject to certain statutory protections and is currently investigating the most appropriate way to proceed.
                                     6
          The Company relies upon a combination of nondisclosure and other contractural arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreement with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Risk Factors - Intellectual Property Rights".

          The Company is in the process of registering the trademarks "OMNICOMM SYSTEMS, INC.", AND "TRAILMASTER" with the U.S. Patent and Trademark Office. The Company intends to make such other state and federal filings as the Company deems necessary and appropriate to protect its intellectual property rights.

Item 2.   Management's Discussion and Analysis or Plan of Operation

The Company

          The proposed business of the Company was to provide a mechanism to take advantage of business opportunities. Through inception November 19, 1996 to September 30, 1998, the Company conducted no business other than organizational activities.

          On June 5, 1997, a registration statement relating to a dividend distribution of 403,000 shares of the Company's Common Stock was declared effective. The offering was made pursuant to Rule 419. The Company realized no net proceeds. The Rule 419 offering did not proceed due to time limitations.

          On July 22, 1998, the Company signed an agreement with OmniComm and all its shareholders the terms of which are described elsewhere in this statement.

          The Company shares owned by MTC will be distributed to MTC shareholders on the basis of one Coral share for each fifty (50) MTC shares.

OMNICOMM

Results of Operations

From the date of inception (February 28, 1997) to December 31, 1997.

From the date of inception (February 28, 1997) through December 31, 1997, the Company was a subchapter S Corporation. During this period, the Company had a gross profit of $45,423 on revenues of $210,373 and a net loss of $16,040. A significant portion, approximately seventy-five percent (75%), of the revenue generated during this period was from a single client, Commercial Services International, Inc. (CSI). The source of the revenue was primarily from hardware procurement.

                                     7
For the nine month period ending September 30, 1998.

For the nine month period ending September 30, 1998 the Company had a gross profit of $504,014 on revenues of $1,382,192 and a net loss of $2,065. The net loss is primarily attributed to the acquisition of Education Navigator, Inc.

Comparison between the nine month period ending September 30, 1997 and September 30, 1998.

For the nine month period ending September 30, 1997 the Company had a loss of $12,619 on revenues of $82,747 and a net loss of $26,788. For a similar period ending September 30, 1998 the Company had an increase in revenues of $1,299,445. The increase in revenue for the period ending September 30, 1998 is due to a significant increase in projects initiated by the Company's clients, primarily CSI. During this same period, there was an attendant increase in selling, general and administrative expenses to $440,429 from $12,969 for the period ending September 30, 1997 representing an increase of $427,460. In addition to the costs associated with the acquisition of Education Navigator, Inc., the Company hired four additional full time employees, relocated its operations to 3250 Mary Street, Suite 307, Miami, Florida 33133, and rented an additional 1750 square feet for the operations of Education Navigator, Inc. located at 9400 S. Dadeland Blvd., Suite 112, Miami, Florida 33156.

LIQUIDITY

The Company is generating adequate amounts of cash to meet its current operational needs. With the acquisition of Education Navigator, Inc. the Company, through its wholly owned subsidiary OmniCommerce Systems, Inc., has acquired certain Internet applications including, more specifically, the TrialMaster application. To fully take advantage of these Internet applications the Company anticipates having to raise additional funds to market and develop the infrastructure to support the applications. It is possible that the Company could support such marketing and infrastructure development from current cash flow. However, the Company feels that such an approach would diminish the ultimate value of the applications by not bringing them to market as quickly as possible.

OTHER MATTERS

Acquisition of Education Navigator, Inc.

On June 26, 1998 the Company, through its wholly owned subsidiary OmniCommerce Systems, Inc., acquired all of the issued and outstanding shares of Education Navigator, Inc., a Florida corporation (EdNav). Each share of EdNav voting common stock issued and outstanding at the time of closing was converted into and exchanged for four hundred forty-one and 2/100 (441.2) shares of voting common stock of Company, and the Company paid additional monetary consideration of six hundred dollars ($600) per share for each share of EdNav voting common stock (six hundred thousand dollars ($600,000) in the aggregate for all of the EdNav shares).

                                     8
The payment to the shareholders of EdNav of $600,000 was structured as follows: (a) seventy five thousand dollars ($75,000) was paid on the closing (less a credit for the $5,000 deposit previously paid by Company to the EdNav shareholders); (b) six hundred forty-five thousand dollars ($645,000) was paid at closing by the delivery of a promissory note issued by the Company which providing for payments of principal as follows: within sixty (60) days of closing: $75,000; on or before December 31, 1998: $95,00; on the first anniversary date of the closing: $237,500; on the second anniversary date of the closing: $237,500. In addition, the shareholders of EdNav were issued 441,180 shares of common stock of the Company.

Factoring

In order to flatten its cash flow requirements the Company entered into a factoring agreement with Bankest Capital Corporation on March 3, 1998. The fees and charges for the factoring arrangement are customary and reasonable. The Company does not factor all invoices, but selectively factors invoices as the need arises.

Item 3.   Description of Property

          OmniComm's principal executive offices currently are located at 3250 Mary Street, Suite 307, Miami, Florida 33133. The Company currently is on a month to month lease at this location. The Company has also entered into a five year lease for space at 9400 South Dadeland Boulevard, Suite 112, Miami, Florida 33131. The rent for this space ranges from $25,000 to $29,000. The operations of OmniCommerce will be conducted from this location. OmniComm does not expect that any additional space will be required for the foreseeable future.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth as of November 15, 1998 the number and percentage after giving effect to the consummation of the acquisition hereby of shares of Common Stock of the Company, owned of record and beneficially, by each officer and director of the Company and by any other person owning more than 5% of the Company's outstanding Common Stock, and by all Officers and Directors as a group.















                                     9
                                         Percentage
                        Shares of          After
Name*                  Common Stock     Acquisition (3)
Arthur Seidenfeld(1)(2)  193,096             14.4%
Anne Seidenfeld(1)(2)     48,530              3.6%
Randall Smith            421,461             31.0%
Peter Knezevich          281,640             21.0%
Clifton Middleton        102,461              8.0%
Hugh McCallum            102,461              8.0%
Lawton Jackson            31,977              2.0%

All directors and
officers as a group      241,626
(2,3 persons) (3)        805,562             59.9%

*The address for the above persons is 240 Clarkson Avenue, Brooklyn, NY 11226

(1) May be deemed to be a parent and promoter as such terms are defined under the Securities Act.
(2)  Current directors and an officer who will resign upon the acquisition.
(3) Based upon 1,343,000 shares outstanding which reflects the 940,000 shares to be issued to OmniComm shareholders.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

          The officers and directors (giving effect to the OmniComm acquisition) are as follows:

     Name                     Age            Position

     Randall G. Smith          41            President and Director

     Peter S. Knezevich        42            Chief Financial Officer &
                                                  Director

     Clifton R. Middleton      51            Vice President

          Randall G. Smith, 41, Director, President and Chief Technical Officer. Mr. Smith has been a Director of OmniComm Systems, Inc. since inception and shall serve as a Director until the next annual meeting. Since inception (June 30, 1998) Mr. Smith has been Director and Chief Technical Officer of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

          From December 1995 to May 1997, Mr. Smith was Director of Operations for Global Communications Group, a Miami, Florida, based systems integrator.

          From November 1993 to December 1994, Mr. Smith was General Manager and Chief Operating Officer of Genesis International, a Charlotte, North Carolina, based regional systems integrator.


                                    10
          From January 1989 to November 1993, Mr. Smith was Executive Vice President and Chief Operating Officer of CableNet, Inc., a Charlotte, North Carolina based engineering company that developed, manufactured and marketed world-wide computer interface products. Mr. Smith developed the Company's first product; the universal network adapter utilizing a proprietary dual ram-linked RISC processor architecture.

          Peter S. Knezevich, 42, Director, Chief Operating and Financial Officer. Mr. Knezevich has been a Director of OmniComm Systems, Inc., since October of 1997 and shall serve as a Director until the next annual meeting. Since inception (June 30, 1998) Mr. Knezevich has been Director and Chief Operating and Financial Officer of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

          From April 1995 to September 1997, Mr. Knezevich was Vice President and General Counsel of Imaging Diagnostic systems, Inc., a development stage, reporting and publicly traded company.

          From May 1994 to March 1995, Mr. Knezevich was in the private practice of law.

          From June 1991 to April 1994, Mr. Knezevich was an associate with the Miami, Florida law firm of Ferrell and Fertel, P.A.

          Clifton R. Middleton, 51, Vice President and Director of Internet Development and Applications. Since inception (June 30, 1998) Mr. Middleton has been Director and President of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc. Prior to June 1998, for the past five years, he was President of Education Navigator, Inc., acquired by OmniComm.

Item 6.   Executive Compensation

          During the past fiscal year ended December 31, 1997, no officer or director of OmniComm received any remuneration. Officers of Coral received no remuneration.

Item 7.   Certain Relationships and Related Transactions

          Not Applicable

Item 8.   Description of Securities

          The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value per share, of which 1,343,000 will be issued and outstanding as of December 15, 1998.

          Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property or shares of the Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for

                                    11
development and expansion of the Company's business, and that no dividends on the Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and would depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, and general business conditions.

          Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors, submitted to a vote of such class. Holders of Common Stock do not have cumulative voting rights. The absence of cumulative voting means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the Common Stock will not be entitled to elect any director. The Board of Directors shall be elected each year to a one year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

Miscellaneous Rights and Provisions

          Shares of the Common Stock have no preemptive or conversion rights, no redemption or sinking funds provisions and are not liable to further call or assessment. The outstanding shares of the Common Stock are, and any shares sold pursuant to this offering will be, fully paid and non-assessable. Each share of the Common Stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

                                  PART II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Other Shareholder Matters

          The Common Stock has not traded. Until this distribution all shares were owned by Modern Technology Corp. There is no representation made that any trading market will develop, or if developed that it will be sustained. There is no indication of any potential trading prices.

          As of December 15, 1998, assuming the distribution, the Company will have approximately 370 shareholders of record.

          The Company has not paid any dividends since inception and does not anticipate paying any dividends.

Item 2.   Legal Proceedings

          None

Item 3.   Changes in and Disagreements with Accountants

          Not Applicable


                                    12
Item 4.   Recent Sales of Unregistered Securities

          None

Item 5.   Indemnification of Directors and Officers

          Section 145 of the General Corporation Law of Delaware provides for broad indemnification of officers and directors and Section 326 of the General Corporation Law of Delaware states as follows:

          When an officer, director or stockholder shall pay any debt of a corporation for which he is made liable by the provisions of this chapter, he may recover the amount so paid in an action against the corporation for money paid for its use, and in such action only the property of the corporation shall be liable to be taken and not the property of any stockholder.






































                                    13


















                          CORAL DEVELOPMENT CORP.

                           FINANCIAL STATEMENTS

                            SEPTEMBER 30, 1998








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENT OF STOCKHOLDER'S EQUITY                             3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-9










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
CORAL DEVELOPMENT CORP.
Brooklyn, New York

We have reviewed the balance sheets of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of September 30, 1998 and the related statements of operations, stockholder's equity and cash flows for the three month periods ended September 30, 1998 and 1997, in accordance with standards established by the American Institute of Certified Public Accountants.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of June 30, 1998, and the related statements of operations, shareholders' equity and cash flows for the year then ended (not presented herein); and in our report dated August 6, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of June 30, 1998 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
November 2, 1998



                                                    Page 1 of 9
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEETS


                                           Sept 30, 1998  June 30,
                                            (Unaudited)     1998

                                ASSETS


ASSETS

  Current assets - cash                      $   514      $ 1,299
  Deferred registration costs                 26,007       26,007
  Organization expense                           300          300


TOTAL ASSETS                                 $26,821      $27,606


                 LIABILITIES AND STOCKHOLDERS' EQUITY


Due to parent company                        $12,451        6,701
  Total Liabilities                           12,451        6,701

STOCKHOLDER'S EQUITY
  Common stock par value $.001
    Authorized: 20,000,000 shares
    Shares Issued and Outstanding:
    403,000 Shares                               403          403
  Additional paid in capital                  29,897       29,897
  (Deficit) accumulated during the
    development stage                        (15,930)      (9,395)
  Total Stockholders' Equity                  14,370       20,905


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $26,821      $27,606














Subject to the comments contained in the Accountants' Review Report.


                                                          Page 2 of 9
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENT OF STOCKHOLDER'S EQUITY
    FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO SEPTEMBER 30, 1998


                                                       (Deficit)
                                 Common               Accumulated  Total
                                  Stock   Additional  During the   Share-
                        # of    $.001 par  Paid in    Development  holder's
                       Shares     Value    Capital       Stage      Equity


Initial investment
in capital stock       403,000     $403    $29,897     $    -0-    $30,300

BALANCE AT
DECEMBER 16, 1996      403,000      403     29,897          -0-     30,300

Net (Loss) for the
period                                                     (578)       (578)

BALANCE AT
JUNE 30, 1997
(Audited)              403,000      403     29,897         (578)    29,722

Net (Loss) for
the year ended
June 30, 1998                                            (8,817)    (8,817)

BALANCE AT
JUNE 30, 1998
(Audited)              403,000      403     29,897       (9,395)    20,905

Net (Loss) for the
three months ended
September 30, 1998                                       (6,535)    (6,535)


BALANCE AT
SEPTEMBER 30, 1998
(Unaudited)            403,000     $403    $29,897     $(15,930)   $14,370











Subject to the comments contained in the Accountants' Review Report.


                                                       Page 3 of 9
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                         STATEMENTS OF OPERATIONS
    FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO SEPTEMBER 30, 1998
                                (Unaudited)


                                                              Period from
                              For the Three For the Three Nov. 19, 1996 Months Ended Months Ended (inception) to Sept 30, 1998 Sept 30, 1997 Sept 30, 1998


General and administrative
  expenses                     $(6,535)          $(1,120)       $(15,930)


Net (Loss) for the period      $(6,535)          $(1,120)       $(15,930)


Net (Loss) per share           $ (0.02)          $ (0.00)       $  (0.04)


Weighted average common
 shares outstanding            403,000           403,000        403,000




























Subject to the comments contained in the Accountants' Review Report.


                                                                Page 4 of 9
                            CORAL DEVELOPMENT CORP.
                          (A WHOLLY OWNED SUBSIDIARY)
                       (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                Cumulative
                                   For the Three For the Three    Amounts
                                   Months Ended  Months Ended      From
                                   Sept 30, 1998 Sept 30, 1997  Inception


CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)                             $(6,535)     $(1,120)     $(15,930)
Changes In Assets
 (Increase) in Organization Expense        -0-          -0-          (300)

 Net Cash (Used In) Operating
    Activities                          (6,535)      (1,120)      (16,230)

CASH FLOWS FROM INVESTING ACTIVITIES       -0-         -0-           -0-


CASH FLOWS FROM FINANCING ACTIVITIES
 Loan from Parent Company                5,750          -0-        12,451
 Common Stock Issuance                     -0-          -0-        30,300
 (Increase) in Deferred Registration
   Costs                                   -0-         (100)      (26,007)
 Net Cash Provided By (Used In)
   Financing Activities                  5,750         (100)       16,744

Net Increase (Decrease) in Cash           (785)      (1,220)          514

Cash, Beginning of Period                1,299        3,515           -0-


CASH, END OF PERIOD                    $   514      $ 2,295      $    514


Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
     Taxes                             $   -0-      $   -0-      $   -0-
     Interest                          $   -0-      $   -0-      $   -0-










Subject to the comments contained in the Accountants' Review Report.


                                                                 Page 5 of 9
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)

NOTE 1:   ORGANIZATION AND NATURE OF OPERATIONS

          Coral Development Corp. (CDC) is a Delaware corporation. CDC is in the development stage and has not begun any formal operations. CDC's office is located in New York. The principal purpose of CDC is to find and merge with an operating company. The Company's fiscal year end is June 30.

          On December 10, 1996 Modern Technology Corp. (Modern), the parent company of Coral Development Corp., purchased 403,000 shares of the company for $30,300. The shares of the Company were registered on June 6, 1997 with the Securities and Exchange Commission. The intention of Modern is to distribute those shares to Modern's stockholders in the form of a dividend.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING POLICIES

          Coral Development Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:   INCOME TAXES

          The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company has net operating loss carry forwards of approximately $16,000 available to reduce any future income taxes. The tax benefit of these losses, approximately $5,600, has been offset by a valuation allowance due to the uncertainty of its realization.


                                                          Page 6 of 9
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)


NOTE 4:   DEFERRED REGISTRATION COSTS

          As of September 30, 1998, the Company has incurred deferred registration costs of $26,007 relating to expenses incurred in connection with the Proposed Distribution (see Note 1). Upon consummation of this Proposed Distribution, the deferred registration costs will be charged to equity. Should the Proposed Distribution prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

NOTE 5:   INTERIM FINANCIAL REPORTING

          The unaudited financial statements of the Company for the period July 1, 1998 to September 30, 1998 have been prepared by management from the books and records of the Company, and reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and operations of the Company as of the period indicated herein, and are of a normal recurring nature.

NOTE 6:   PROFORMA INFORMATION

          The following proforma information is presented as a result of the Company signing an agreement with Omnicomm Systems, Inc. (Omnicomm) on July 22, 1998 whereby the Company and Omnicomm would merge and the Company would issue 940,000 shares to the shareholders of Omnicomm in exchange for all their shares (which are all the outstanding shares of Omnicomm). The transaction will be accounted for as a pooling of interests as described in APB Opinion 16.

          The following table shows the results of operations on a proforma basis for the periods presented as though the companies had combined at the beginning of the period. This information is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the merger had been consummated at the beginning of the periods presented nor which may result from future operations.









                                                            Page 7 of 9
                           CORAL DEVELOPMENT CORP.
                         (A WHOLLY OWNED SUBSIDIARY)
                      (A DEVELOPMENT STAGE ENTERPRISE)
                      NOTES TO THE FINANCIAL STATEMENTS
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                                 (UNAUDITED)

NOTE 6:  CONTINUED

  Proforma Results of Operations
                                                       7/1/98-
                                                       9/30/98
                                             Proforma  Proforma
                           7/1/98-9/30/98    Adjust-   Consoli-
                          Coral   Omnicomm   ment      dated
  Sales                        0   614,188               614,188
  Cost of Sales                0   425,106               425,106
  Gross Profit                 0   189,082               189,082
  Other exp                    0    63,072                63,072
  Selling, general
   & admin                 6,535   299,927               306,462
  Income before tax       (6,535) (173,917)             (180,452)
  Income tax expense
   (benefit)                   0   (56,482)              (56,482)
  Net Income (Loss)       (6,535) (117,435)             (123,970)
  Net Income (Loss)
   Per Share                                               (0.09)
  Weighted Average
   Shares o/s                                          1,343,000


                                                                    7/1/97-
                                                                    6/30/98
                                                       Proforma    Proforma
                                7/1/97-6/30/98         Adjust-     Consoli-
                          Coral   Omnicomm    EdNav      ment       dated
  Sales                        0   978,377   170,901               1,149,278
  Cost of Sales                0   618,022   103,242                 721,264
  Gross Profit                 0   360,355    67,659                 428,014
  Other exp                    0     9,685    56,054   253,270       319,009
  Selling, general
   & admin                 6,535   195,628    63,108                 265,271
  Income before tax       (6,535)  155,042   (51,503)               (156,266)
  Income tax expense           0    48,574         0   (48,574)            0
  Net Income (Loss)       (6,535)  106,468   (51,503)               (156,266)
  Net Income (Loss)
   Per Share                                                            (.12)
  Weighted Average
   Shares o/s                                                      1,343,000








                                                                Page 8 of 9

                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)

NOTE 6:   CONTINUED

          Note:
          The proforma adjustment for the year ended June 30, 1998 assumes the Omnicomm acquisition of Education Navigator took place at the beginning of the year. The proforma adjustment relating to the acquisition (accounted for as a purchase under APB Opinion 16) is for depreciation and amortization of $253,270 on the acquired assets. Weighted average shares outstanding is calculated by taking Coral's 403,000 shares outstanding and adding 940,000 shares issued to Omnicomm shareholders.

          Proforma Balance Sheets     Sept. 30, 1998  June 30, 1998
          Current assets                 $209,074        $149,163
          Fixed assets, net                34,103          29,101
          Intangible assets, net          185,594         118,333
          Goodwill, net                   436,026         317,110
          Other assets                     36,214          30,188
           Total Assets                  $901,011        $643,895

          Current liabilities            $589,642        $456,993
          Long term debt                  182,500         182,500
          Shareholders' equity            128,869           4,402
                                         $901,011        $643,895

























                                                         Page 9 of 9



















                        OMNICOMM SYSTEMS, INC.

                         FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1998






















                               I N D E X





          Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT          1


BALANCE SHEETS                             2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)               3


STATEMENTS OF OPERATIONS                   4


STATEMENTS OF CASH FLOWS                  5-6


NOTES TO THE FINANCIAL STATEMENTS         7-13










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
OMNICOMM SYSTEMS, INC.
Miami, Florida


We have audited the accompanying balance sheet of OMNICOMM SYSTEMS, INC. as of December 31, 1997 and the related statements of operations, statements of shareholders' equity (deficit) and cash flows for the period February 28, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNICOMM SYSTEMS, INC. as of December 31, 1997, and the results of its operations and its cash flows for the period February 28, 1997 (inception) through December 31, 1997, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
November 5, 1998







                                                    Page 1 of 13

                        OMNICOMM SYSTEMS, INC.
                            BALANCE SHEETS

                              A S S E T S

                                             September 30 December 31
                                                 1998        1997
                                             (Unaudited)

CURRENT ASSETS
  Cash                                       $  3,075       $ 16,077
  Accounts Receivable                         205,485         26,086
  Total Current Assets                        208,560         42,163

PROPERTY AND EQUIPMENT - Net                   34,103          6,800

OTHER ASSETS
  Stockholder Loans                             3,406         10,906
  Intangible Assets, net                      185,594            467
  Deferred Tax Assets                           6,501            -0-
  Goodwill, net                               436,026            -0-

TOTAL ASSETS                                 $874,190       $ 60,336


  L I A B I L I T I E S  A N D  S H A R E H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $266,460       $ 26,189
  Notes Payable - Current                     305,000         50,000
  Income Tax Payable                            5,731            -0-
  Total Current Liabilities                   577,191         76,189

Notes Payable - Long Term                     182,500            -0-

Total Liabilities                             759,691         76,189

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred Stock - 2,000,000 shares
    authorized, none issued and outstanding
  Common Stock - 10,000,000 shares
    authorized, 2,941,180 and 1,875,000
    issued and outstanding, respectively,
    at no par value                           132,604            187
  Retained Earnings (Deficit)                 (18,105)       (16,040)
                                              114,499        (15,853)

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $874,190       $ 60,336


The accompanying notes are an integral part of these financial statements.


                                                       Page 2 of 13
                          OMNICOMM SYSTEMS, INC.
               STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
    For The Period February 28, 1997 (inception) to September 30, 1998



                                                                Total
                                                               Share-
                            Common Stock        Retained      holders'
                          Number      No Par    Earnings       Equity
                         of Shares     Value    (Deficit)    (Deficit)


Issuance of
Common Stock            1,875,000    $    187   $    -0-     $    187

Net Income (Loss)
for the period
Feb. 28, 1997
(inception) through
December 31, 1997                                (16,040)     (16,040)

BALANCES AT
DECEMBER 31, 1997
(Audited)               1,875,000         187    (16,040)     (15,853)

Issuance of
Common Stock
(Unaudited)               625,000          63                      63

Acquisition of
Education Navigator,
Inc. (Unaudited)          441,180     132,354                 132,354

Net Income (Loss) for
the Nine Months Ended
September 30, 1998
(Unaudited)                                       (2,065)      (2,065)

BALANCES AT
SEPTEMER 30, 1998
(Unaudited)             2,941,180    $132,604   $(18,105)    $114,499












The accompanying notes are an integral part of these financial statements.


                                                             Page 3 of 13
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF OPERATIONS


                                   Nine Months Ended      February 28, 1997
                                      September 30,        (inception) to
                                    1998        1997      December 31, 1997
                                      (Unaudited)


REVENUES - SALES, Net            $1,382,192  $   82,747       $210,373

COST OF SALES                       878,178      95,366        164,950

GROSS MARGIN (LOSS)                 504,014     (12,619)        45,423

OTHER EXPENSES
  Depreciation and Amortization      64,701         -0-            717
  Interest                            1,719       1,200          5,620
  Selling, General and
   Administrative                   440,429      12,969         55,126

Income (Loss) Before Taxes           (2,835)    (26,788)       (16,040)

Income Taxes Expense (Benefit)         (770)        -0-            -0-

NET INCOME (LOSS)                $   (2,065) $  (26,788)      $(16,040)

Net Income (Loss) Per Share         $(0.00)     $(.01)          $(.01)

Weighted Average Number of
Shares Outstanding               2,647,060   1,875,000        1,875,000






















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 13
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS


                                     Nine Months Ended    February 28, 1997
                                     September 30, 1998    (inception) to
                                         (Unaudited)      December 31, 1997


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                       $  (2,065)           $(16,040)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization             64,701                 717
  Change in Assets and Liabilities,
   net of effects of acquisition of
   Education Navigator Inc (EdNav):
   (Increase) Decrease in Accounts
     Receivable                           (165,453)            (26,086)
   (Increase) Decrease in Deferred
     Income Taxes                           (6,501)                -0-
   Increase (Decrease) in Organization
     Costs                                     -0-                (539)
   Increase (Decrease) in Accounts
     Payable and Accrued Expenses          240,271              26,189
   Increase (Decrease) in Income
     Tax Payable                             5,731                 -0-
 Net Cash Provided By (Used In)
  Operating Activities                     136,684             (15,759)

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of Equipment                      (2,249)             (7,445)
 Purchase of EdNav, Net of Cash
  Acquired                                 (67,500)                -0-
 Net Cash Provided By (Used In)
   Investing Activities                    (69,749)             (7,445)

CASH FLOWS FROM FINANCING ACTIVITIES
 Net Proceeds from Note Payable                -0-              50,000
 (Payments of) Notes Payable               (87,500)                -0-
 (Loans to) Payments From Stockholder        7,500             (10,906)
 Proceeds from Common Stock Issuance            63                 187
 Net Cash Provided By (Used In)
   Financing Activities                    (79,937)             39,281









The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 13
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS
                                (CONTINUED)


Net Increase (Decrease) in Cash and
 Cash Equivalents                          (13,002)             16,077

Cash and Cash Equivalents at
 Beginning of Period                        16,077                 -0-

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                           $   3,075            $ 16,077

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                        $     -0-            $    -0-
  Interest Paid                          $   1,719            $  5,020

 Non Cash Investing and Financing
  Transactions:
  Acquisition of all of the Outstanding
   Common Stock of Education Navigator
   Inc. during the Nine Months
   Ended September 30, 1998
    Assets Acquired, Fair Value          $ 732,354
    Notes to Sellers Issued               (525,000)
    Common Stock Issued                   (132,354)
    Cash Acquired                           (7,500)
   Net Cash Paid for Acquisition         $  67,500
























The accompanying notes are an integral part of these financial statements.


                                                              Page 6 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         OmniComm Systems, Inc. (the Company) formerly The Premisys Group, Inc. was incorporated in Florida in February 1997. The Company is a computer systems integrator providing services and hardware sales for the installation of local and wide area networks. The Company's customers are located throughout North America.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         CONSOLIDATION

         During the period from July 1, 1998 through September 30, 1998 the accounts of the Company's wholly owned subsidiary, Omnicommerce Systems Inc. (Omnicommerce) were included in the consolidated financial position and results of operations and cash flows. Omnicommerce was formed in July 1998 for the purpose of acquiring Education Navigator, Inc. (See Note 3, Acquisition.) All significant intercompany transactions have been eliminated in consolidation.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.

         INTANGIBLE ASSETS AND GOODWILL

         Included in Intangible Assets are the following assets:

         September 30, 1998

         Cost        Accum Amortization    Asset

         $120,000          $15,000         Covenant not to compete
           87,500            7,292         Software development costs
              539              153         Organization costs
         $208,038          $22,445

                                                           Page 7 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

         December 31, 1997

         Cost        Accum Amortization    Asset

         $    539          $    72         Organization costs

         The covenant not to compete and the software development costs were acquired as a result of the acquisition of EdNav (see Note
         3). The covenant is for a two year period and is being amortized ratably over that time. The software development costs were capitalized and are being amortized ratably over a three year period as that is the expected life of the various products.

         Included in Goodwill, as a result of the EdNav acquisition (see
         Note 3), at September 30, 1998 is the cost of $475,665 and accumulated amortization of $39,639. The goodwill is amortized ratably over a three year period.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. Major customers are as follows:

                           September 30, 1998       December 31, 1997
                                       % of                    % of
          Customer       Sales $    Total Sales   Sales $   Total Sales
          Commercial
           Services Inc $1,086,459      78%       $155,648       74%
          Metropolitan
           Mortgage            -0-      -0-         25,934       12%
          Office Depot
           Inc             114,719       8%            -0-       -0-
          Keen Battle
           Mead            103,922       7%            -0-       -0-

          The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables. The loss of any one of these customers could have a material adverse effect on the financial condition of the company.











                                                           Page 8 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          PROPERTY AND EQUIPMENT, At Cost

          Property and equipment consists of the following:

                           September 30, 1998    December 31, 1997
                                   Accumulated          Accumulated
                           Cost    Depreciation  Cost   Depreciation

          Computer and
           office
           equipment      $35,360      $3,113   $7,445      $645
          Office
           furniture        2,078         222      -0-       -0-
                          $37,438      $3,335   $7,445      $645

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1997 and 1998 was $645 and $2,690 respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.



                                                        Page 9 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

          STOCK OPTION PLAN

          In 1998 the Company initiated a stock option plan. The Plan provides for granting Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Phantom Stock Unit Awards and Performance Share Units. In 1998 the Company granted an option to an employee (see Note 3., Acquisition) to purchase 85,000 shares of common stock. The option is exercisable after one year. No compensation expense has been recognized during the periods presented.

NOTE 3:   ACQUISITION

          On June 26, 1998 the Company acquired all of the outstanding common stock of Education Navigator, Inc. (EdNav). The purchase has been accounted for under the purchase method in accordance with APB Opinion 16. The Company paid the selling stockholders of EdNav $600,000 ($75,000 downpayment and $525,000 in a promissory note) and issued 441,180 shares of common stock of the Company to the selling stockholders of EdNav. The Company valued these shares at $.30 each based principally on the earnings potential of the combined operations. Therefore, the total purchase price was $732,354. The Company also granted a stock option to one selling stockholder to purchase 85,000 shares of the Company for $.60 per share. The option is pursuant to a stock option plan (which has 3,000,000 shares reserved under the plan) and is exercisable over the next three years at 14,166 shares, 28,334 shares and 42,500 shares, respectively.

          EdNav is an Internet company that has developed and is developing dynamic web applications for business. The acquisition of EdNav is accounted for as under the purchase method. All results of EdNav's operations are included in the financial statements from June 26, 1998 forward. The acquisition resulted in $475,665 recorded as goodwill, which will be amortized ratably over 3 years.

          The fair value of the assets acquired were as follows:

           Cash                                 $  7,500
           Accounts receivable                    13,945
           Computer and office equipment          27,744
           Covenant not to compete               120,000
           Software developed                     87,500
           Goodwill                              475,665
                                                $732,354
                                                        Page 10 of 13

                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          The following table shows the results of operations on a pro forma basis for the periods presented as though the companies had combined at the beginning of the period. This information is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the acquisition had been consummated on February 28, 1997 nor which may result from future operations.

                              1/1/98-9/30/98      2/28/97-12/31/97
          Revenues               $1,450,217            $  210,373
          Income (Loss) before
           extraordinary items     (128,243)             (325,249)
          Net Income (Loss)        (128,243)             (325,249)
          Earnings (Loss)
           Per Share                  $(.04)                $(.14)
          Weighted Average
           Shares Outstanding     2,942,106             2,317,106

          Proforma adjustments to the results of operations are as
          follows:
                              1/1/98-9/30/98      2/28/97-12/31/97
          Depreciation -
           Equipment             $   2,720             $   5,440
          Amortization:
           Software developed       14,583                29,167
           Covenant not to
            Compete                 30,000                60,000
           Goodwill                 79,278               158,555
                                  (126,581)             (253,162)
          EdNav net income
           (Loss):
           1/1/98-6/30/98              403
           1/1/97-12/31/97                               (56,048)

          Proforma Adjustment    $(126,178)            $(309,210)

NOTE 4:   NOTES PAYABLE

          At December 31, 1997 the Company owed $50,000 to a third party. The note was payable on demand and bore interest at two percent per month. The note was secured by all accounts receivable of the Company.

          At September 30, 1998 the Company owed $487,500 to the selling stockholders of Ed Nav (see Note 3). The notes are payable over the next two years and bear interest at 5.51% annually. The amount payable in the fiscal year 1999 is $305,000 and the amount due in the fiscal year 2000 is $182,500.




                                                  Page 11 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 5:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office space requiring minimum annual base rental payments for the fiscal periods shown as follows:

                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined in the lease. Rent expense for 1997 and 1998 was $24,737 and $30,126, respectively.

NOTE 6:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the period ended December 31, 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of January 1, 1998.

         Income tax expense is as follows:
                                            September 30, 1998
                                                (Unaudited)
         Current tax expense (benefit):
           Income tax at statutory rates         $ 5,731

         Deferred tax expense (benefit):
           Amortization of Goodwill and
            Covenant                              (6,501)

         Total Tax Expense (Benefit)             $  (770)

         The tax effect of significant temporary differences, which comprise the deferred tax assets are as follows:

                                            September 30, 1998
                                                (Unaudited)
           Deferred tax asset
             Amortization of Intangibles         $ 6,501





                                                 Page 12 of 13

                        OMNICOMM STSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 7:  RELATED PARTY TRANSACTIONS

         The Company paid rent of $22,500 to a shareholder for the use of office space during 1997.

         The Company was owed $10,906 and $3,406 at December 31, 1997 and September 30, 1998, respectively, from two of its shareholders. The amounts are payable on demand. The interest rate is 8% annually.

NOTE 8:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.

NOTE 9:  INTERIM FINANCIAL REPORTING

         The unaudited financial statements of the Company for the period January 1, 1998 to September 30, 1998 have been prepared by management from the books and records of the Company, and reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and operations of the Company as of the period indicated herein, and are of a normal recurring nature.



























                                                        Page 13 of 13



















                       EDUCATION NAVIGATOR, INC.

                         FINANCIAL STATEMENTS

                      DECEMBER 31, 1997 AND 1996






















                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                  3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-9










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
EDUCATION NAVIGATOR, INC.
Miami, Florida


We have audited the accompanying balance sheet of EDUCATION
NAVIGATOR, INC. as of December 31, 1997 and 1996 and the related statements of operations, statements of shareholders' equity
(deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDUCATION NAVIGATOR, INC. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
November 5, 1998








                                                    Page 1 of 9

                       EDUCATION NAVIGATOR, INC.
                            BALANCE SHEETS


                                ASSETS


                                                  December 31,
                                               1997         1996
CURRENT ASSETS
  Cash                                       $  3,521     $  4,328
  Accounts Receivable                           1,550          -0-
  Total Current Assets                          5,071        4,328

PROPERTY AND EQUIPMENT - Net                   22,351       10,241

OTHER ASSETS
  Deposit                                       2,807        2,807
  Organization Costs, net                         581          733


TOTAL ASSETS                                 $ 30,810     $ 18,109


            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $ 41,633     $  8,604

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Common Stock - 100,000 shares
    authorized, 1,000 issued and
    outstanding at $.001 par value                  1            1
  Additional Paid In Capital                   82,083       46,413
  Retained Earnings (Deficit)                 (92,907)     (36,859)
  Less:  Stock Subscription Receivable            -0-          (50)
  TOTAL SHAREHOLDERS' EQUITY (DEFICIT)        (10,823)       9,505


TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $ 30,810     $ 18,109










The accompanying notes are an integral part of these financial statements.


                                                       Page 2 of 9
                           EDUCATION NAVIGATOR, INC.
                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
       For The Period February 28, 1997 (inception) to December 31, 1997



                                                                     Total
                                                         Stock       Share-
                    Number  $.001  Additional  Retained  Subscrip-   holders'
                      of     Par    Paid-In    Earnings  tion        Equity
                    Shares  Value   Capital    (Deficit) Receivable  (Deficit)

Issuance of
Common Stock         1,000    $1    $46,413     $    -0-            $ 46,414

Stock Subscription
Receivable                                                 $(50)         (50)

Net Income (Loss)
for the period
Sept. 24, 1996
(inception) through
December 31, 1996                                (36,859)            (36,859)

BALANCES AT
DECEMBER 31, 1996    1,000     1     46,413      (36,859)   (50)       9,505

Capital
Contribution                         35,670                           35,670

Stock Subscription
Payment                                                      50           50

Net Income (Loss) for
the Year Ended
December 31, 1997                                (56,048)            (56,048)

BALANCES AT
DECEMBER 31, 1997    1,000    $1    $82,083     $(92,907)  $-0-     $(10,823)















The accompanying notes are an integral part of these financial statements.


                                                           Page 3 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF OPERATIONS


                                                          September 24, 1996
                                     For The Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


SALES, Net                             $133,560               $    -0-

COST OF SALES                            90,689                    -0-

GROSS PROFIT                             42,871                    -0-

OTHER EXPENSES
  Depreciation and
   Amortization Expense                   3,893                    562
  Interest Expense                          -0-                    363
  Bad Debts                              25,200                    -0-
  Selling, General and
   Administrative                        69,826                 35,934

Income (Loss) Before Taxes              (56,048)               (36,859)

Income Taxes                                -0-                    -0-

NET INCOME (LOSS)                      $(56,048)              $(36,859)

Earnings (Loss) Per Share               $(56.05)               $(36.86)

Number of Weighted Average
Shares Outstanding                       1,000                  1,000





















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF CASH FLOWS


                                                          September 24, 1996
                                     For the Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                        $(56,048)           $(36,859)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization              3,893                 562
  Change in Assets and Liabilities:
   (Increase) Decrease in Accounts
     Receivable                             (1,550)                -0-
   (Increase) Decrease in Deposit              -0-              (2,807)
   (Decrease) Increase in Accounts
     Payable and Accrued Expenses           33,029               8,604
 Net Cash Provided By (Used In)
  Operating Activities                     (20,676)            (30,500)

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital Expenditures                      (15,851)            (10,778)
 Organization Costs                            -0-                (758)
 Net Cash Provided By (Used In)
   Investing Activities                    (15,851)            (11,536)

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from Common Stock Issuance           -0-              46,364
 Additional Paid In Capital                 35,720                 -0-
 Net Cash Provided By (Used In)
   Financing Activities                     35,720              46,364

Net Increase (Decrease) in Cash               (807)              4,328

Cash At Beginning of Period                  4,328                 -0-

CASH AT END OF PERIOD                     $  3,521            $  4,328

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                         $    -0-            $   -0-
  Interest Paid                           $    363            $   -0-








The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         Education Navigator, Inc. (the Company) was incorporated in Florida in September 1996. The Company develops and maintains dynamic internet web site applications for business. The Company's customers are located throughout North America.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable.

         The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables.


















                                                          Page 6 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)


          PROPERTY AND EQUIPMENT

          The components of property and equipment at cost are as
          follows:
                                          12/31/97   12/31/96
            Computer equipment            $23,147    $ 7,296
            Office Furniture                2,783      2,783
            Office Equipment                  699        699
                                           26,629     10,778
            Accumulated Depreciation       (4,278)      (537)
            Property & Equipment, Net     $22,351    $10,241

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1997 and 1996 was $3,741 and $537, respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ORGANIZATION COSTS

          Organization costs of $758 were capitalized upon incorporation. Amortization is recognized ratably over five years. Amortization expense for 1996 and 1997 was $25 and $152, respectively.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.








                                                     Page 7 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

NOTE 3:   SUBSEQUENT EVENT - ACQUISITION

          On June 26, 1998 the Company was acquired by Omnicomm Systems, Inc. (Omni) for $600,000 and 441,200 shares of Omni stock.

NOTE 4:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office and factory space requiring minimum annual base rental payments for the fiscal periods shown as follows:

                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined under the lease. Rent expense for 1996 and 1997 was $2,132 and $21,482, respectively.

NOTE 5:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the periods ended December 31, 1996 and 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of June 26, 1998, when Omnicomm acquired all of the outstanding stock of the Company.


                                                    Page 8 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 6:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.















































                                                           Page 9 of 9
                               PART III

Exhibits

     2(a) Certificate of Incorporation*
      (b) By-Laws*
      (c) Amendment to Agreement and Plan of Reorganization


     *Filed with Registration Statement #333-6410 and incorporated herein by reference.


                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CORAL DEVELOPMENT CORP.


                                   by
                                      Arthur Seidenfeld, President

Dated:  December 20, 1998





























                                  14
                                         Exhibit 2(c)
                     AMENDMENT TO AGREEMENT
                   AND PLAN OF REORGANIZATION

     This Amendment to Agreement and Plan of Reorganization (the "Amendment") is made as of November 3, 1998 by and among OmniComm Systems, Inc., a Florida corporation (the "Seller" or "OmniComm"), Modern Development Corp. a Delaware corporation (the "Buyer" or "Modern"), Arthur Seidenfeld and Anne Seidenfeld (collectively the "Modern Shareholders"), and Randall Smith, Lawton Jackson, Peter Knezevich, Cliff Middleton, and Hugh McCallum (collectively "OmniComm Shareholders").

                            RECITALS:

     Whereas, on July 22, 1998, the parties executed an Agreement and Plan of Reorganization (the "Agreement" or "Merger"), with the Buyer being the surviving corporation;

     Whereas, the Merger was subject to Rule 419 of the Securities Act of 1933, as amended (the "Act"), which requires, among other things, that any merger be finalized within 18 months of the filing of a registration statement;

     Whereas, the parties acknowledge that it is unlikely that they will be unable to comply with the technical proscriptions of Rule 419 prior to December 6, 1998 (18 month cut-off date) and the Securities Exchange Commission ("SEC") has indicated that it will not grant an extension; and,

     Whereas, the parties have agreed to proceed with a shortened process to finalize the Merger which will not require compliance with Rule 419 of the Act.

     Now, Therefore, in consideration of the premises and the mutual covenants set forth in this Agreement, the parties agree as follows:

     1. Effect of Amendment. The terms and conditions of the Agreement and Plan of Reorganization dated July 22, 1998 shall remain in effect and bind the parties thereto unless specifically amended herein.



                                1
     2. Rule 419 of the Act. All references to Rule 419 of the Act shall be omitted from the Agreement so that the requirement of Rule 419 shall have no effect whatsoever on the Merger transaction or the parties thereto. Specifically, the Agreement shall be amended to delete paragraphs 3.20, 7.6, 8.5, and 9.1 and delete those portions of paragraphs 3.4 and 3.14(c) where reference is made to Rule 419.

     3. Modern Technology Corporation.  Modern Technology
Corporation ("Modern") shall be added as a party to the Agreement. The directors and officers of Modern represent and warrant to the following:

          3.1 Organization and Standing; Articles and By-Laws. Modern is a corporation duly organized and existing under, and by virtue of, the laws of the State of Nevada and is in good standing under such laws. Modern has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently qualified to do business as a foreign corporation in any jurisdiction, and the failure to be so qualified will not have a materially adverse affect on the Company's business as now conducted or as now proposed to be conducted. Modern has furnished to OmniComm certified copies of its Articles of Incorporation, By-Laws, and a certified copy of a certificate of good standing or its equivalent from the Secretary of State of Nevada. Said copies are true, correct and complete and contain all amendments through the Closing Date.

          3.2 Corporate Power. Modern will have at the Closing Date all requisite legal and corporate power and authority to execute and deliver this Amendment, to issue the Shares hereunder and perform its obligations under the terms of this Amendment and the Agreement.

          3.3 Subsidiaries. Modern has no subsidiaries or affiliated companies and does not otherwise own or control, directly or indirectly, any equity interest in any corporation, association or business entity, except for Coral Development. Coral Development is a wholly owned subsidiary of Modern. Modern owns all of the issued and outstanding shares of Coral Development consisting of 403,000 shares of common stock (the "Shares").




                                2
          3.4 Capitalization. The authorized capital stock of Modern consists of 150,000,000 shares of Common Stock, par value
$.001 per share of which 20,150,000 shares are issued and outstanding.

          3.5 Authorization. All corporate action on the part of Modern and its directors necessary for the authorization, execution, delivery and performance of this Amendment by Modern, the authorization, sale, issuance and delivery of the Shares and the performance of all Modern obligations hereunder has been taken or will be taken prior to the Closing. This Amendment, when executed and delivered by Modern, will be enforceable in accordance with its terms. The Shares, when issued in compliance with the provisions of this Amendment, will be validly issued, fully paid and nonassessable; and, the Shares will be free of any liens or encumbrances.

          3.6 Offering. The offer and issuance of the Shares in conformity with the terms of this Amendment constitutes a transaction exempt from the registration requirements of Section 5 of the Act.

          3.7 Reporting Status. Modern is a reporting company as that term is defined by the rules and regulations of the Securities Exchange Act of 1934, as amended.

     4. Pro-Rata Distribution. Modern shall distribute to its shareholders, on a pro-rata basis, all of the Shares. The distribution of the Shares shall take place on the effective date of Form 10.

     5. Registration of Shares. The parties agree to use their best efforts to take the necessary action to register the Shares with the Securities and Exchange Commission by filing a Form 10.

     6. Unwinding. In the event Modern is unable or prevented from distributing the Shares pursuant to Section 4, above, due to actions, events, or any other matter concerning or involving Modern and not as a result of matters or issued arising from the filing of the Form 10, within 6 months of the filing date of the Form 10, the parties shall consider the Agreement and any amendments thereto as void abinitio.



                                3
     7. Fees and Expenses. In the event the transactions contemplated by the Agreement and any amendments thereto is unwound pursuant to paragraph 6, above, OmniComm will reimburse Modern for all accounting fees associated with the Merger and Form 10 filing; and, in the event OmniComm received financing as a direct result of efforts of Modern, a fee of ten percent (10%) will be paid to Modern.

     8. Closing Date. Section 2 of the Agreement is deleted in its entirety. The closing of the transactions contemplated by this Amendment and the Agreement shall take place on the effective date of the Form 10.



        [INTENTIONALLY LEFT BLANK-SIGNATURE PAGE FOLLOWS]





























                                4
     The foregoing Amendment is hereby executed as of the date first above written:

OmniComm Systems, Inc.

By:
Name: Peter S. Knezevich
Capacity: Chief Financial Officer and Director

Coral Development Corp.

By:
Name: Arthur Seidenfeld
Capacity: President and Director

Modern Technology Corp.

By:
Name: Arthur Seidenfeld
Capacity: President and Director

Coral Shareholders


Arthur Seidenfeld


Anne Seidenfeld

OmniComm Shareholders


Randall G. Smith


Lawton R. Jackson


Peter S. Knezevich


Clifton Middleton


Hugh McCallum

                                5